UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On April 3, 2017, China Ceramics Co., Ltd. (the “Company”), pursuant to a securities purchase agreement, dated as of the same date (the “Purchase Agreement”), between the Company and an institutional accredited investor, completed a registered offering of $631,579 principal amount of its 5% original issue discount convertible promissory note due January 3, 2018 (the “Note”) for the purchase price of $600,000 (the “Offering”). The net proceeds to the Company from this Offering are expected to be approximately $530,000. The Company intends to use the net proceeds from the Offering for general corporate and working capital purposes. The Offering also included up to 560,000 shares issuable upon conversion of the Note. In the event that the conversion of the Note requires the Company to issue more than 560,000 shares then the Company is required to use its best efforts to obtain shareholder approval to issue more than 19.99% of its issued and outstanding shares as of the issuance date of the Note.

The Note was sold pursuant to the terms of the Purchase Agreement and will bear interest at a rate of 5% per year and will mature on the 9-month anniversary of its issuance (the “Maturity Date”) unless earlier converted into our shares. The amounts due under the Note will be payable in weekly payments in the amount of 1/10th of the total principal of the Note, and together with interest outstanding thereon, commencing on the seventh month following the original issue date of the Note. The Company may pay weekly amortization payments under the Note in cash or shares. If the Company elects to make cash payments, such weekly payments must be made in the amounts equal to the then outstanding principal of the Note and accrued interest, multiplied by 115%. If the Company elects to make such weekly payments in shares, it must meet certain equity conditions, as described in this prospectus.

The Note will be our general unsecured obligation and will rank equally in right of payment with all of our future unsecured indebtedness, senior in right of payment to any of our future indebtedness that is expressly subordinated to the Note, effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness, and structurally junior to all indebtedness and other liabilities of our current or future subsidiaries. The Note may be prepaid by the Company upon advance written notice by making a cash payment in an amount equal to the sum of the then outstanding principal amount of the Note and any accrued and unpaid interest multiplied by 105% if the prepayment takes place within 60 days of the closing, or by 115% if the prepayment takes place at any time after the 60-day period.

At its option, the holder of the Note may convert the Note into the right to acquire shares of the Company at any time prior to the Maturity Date at the conversion price which is equal to 85% of the volume weighed average price (VWAP) per share over the five (5) trading day period prior to each conversion of the Note, subject to $1.00 per share floor price and other conversion limitations to ensure compliance with the Nasdaq Stock Exchange and other applicable laws, rules and regulations. The conversion price of the Note will be subject to adjustment in the event of any stock split, stock dividends, subsequent equity sales, subsequent rights offerings, or fundamental transaction. The Company’s is not required to issue more than 560,000 shares pursuant to amortization or conversion provisions of the Note, unless it obtains shareholder approval of any additional issuances in compliance with the Nasdaq continued listing requirements.

A holder will not have the right to convert any portion of a Note, and we will not have the option to pay any weekly installment payment in shares to such holder, if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of our shares outstanding immediately after giving effect to such conversion or payment, as applicable, as such percentage ownership is determined in accordance with the terms of the Note (the “Beneficial Ownership Limitation”). Any holder may increase or decrease such percentage to any other percentage upon written notice to us, provided that in no event shall such percentage be increased above 9.99%, and provided further that any increase of such percentage will not be effective until 61 days after such holder provides us notice of such increase.

The Note contains standard and customary events of default, including, but not limited to, failure to provide shares upon conversion of the Note, failure to make payments when due under the Note, and bankruptcy or insolvency of the Company. The Note will become immediately due and payable upon the occurrence of an Event of Default specified in the Note, and interest will accrue at the rate of 18% annually upon the occurrence of an Event of Default.

The Offering is being made pursuant to an effective “shelf” registration statement on Form F-3 (File No. 333-206516), as amended, which became effective on October 15, 2015, and a related prospectus supplement dated April 3, 2017 in connection with the Offering.

The Offering is expected to close on or about April 4, 2017, subject to the satisfaction of customary closing conditions.

Copies of the forms of the Purchase Agreement and the Note are filed as Exhibits 10.1 and 10.2, respectively, to this report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits. Such agreements and documents contain representations and warranties that the parties made to, and solely for the benefit of, the others in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of such agreements, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

Special Note Concerning Forward Looking Statements

This report contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Offering is expected to close on or about April 4, 2017. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in placement agency and securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Financial Statements and Exhibits.

Exhibit	Description

5.1	Opinion of Harney Westwood & Riegels.
5.2	Opinion of Schiff Hardin LLP.
10.1	Securities Purchase Agreement dated as of April 3, 2017.
10.2	Convertible Promissory Note dated as of April 3, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: April 3, 2017